UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-40099

GOLD ROYALTY CORP.

(Translation of registrant’s name into English)

1188 West Georgia Street, Suite 1830

Vancouver, BC V6E 4A2

(604) 396-3066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

EXHIBITS 99.1 AND 99.2, INCLUDED WITH THIS REPORT, ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3, AS AMENDED AND SUPPLEMENTED (FILE NOS. 333-280817, 333-280507, 333-276305, 333-267633, 333-270682) AND FORM S-8 (FILE NO. 333-267421), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD ROYALTY CORP.

Date: November 5, 2025	By:	/s/ Andrew Gubbels
	Name:	Andrew Gubbels
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Condensed interim consolidated financial statements for the three and nine months ended September 30, 2025
99.2	Management’s discussion and analysis for the three and nine months ended September 30, 2025
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer